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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                          NET2000 COMMUNICATIONS, INC.
                          ----------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   64122G 10 3
                                   -----------
                                 (CUSIP Number)


                                Sherri D. Floros
                        Boston Ventures Management, Inc.
                         One Federal Street, 23rd Floor
                                BOSTON, MA 02110
                                ----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 APRIL 12, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

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                                  SCHEDULE 13D

----------------------------  --------------------------------------------------
CUSIP No.   64122G 10 3                                     Page 2 of 6 Pages
----------------------------  --------------------------------------------------


--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

            Boston Ventures Limited Partnership VI
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]   (b) [ ]

            Not Applicable
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            BK
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]

            Not Applicable
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                               7     SOLE VOTING POWER
       NUMBER OF
        SHARES                                       12,789,474 Shares
     BENEFICIALLY                          -------------------------------------
       OWNED BY                                8     SHARED VOTING POWER
         EACH
       REPORTING                                     0 Shares
        PERSON                             -------------------------------------
         WITH                                  9     SOLE DISPOSITIVE POWER

                                                     12,789,474 Shares
                                           -------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     0 Shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,789,474 Shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

            Not Applicable
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 20%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages
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        ITEM 1.  SECURITY AND ISSUER

                Common Stock, $0.001 Par Value of Net2000 Communications, Inc. (the "Issuer"), 2180 Fox Mill Road, Herndon, VA 20170.

        ITEM 2.  IDENTITY AND BACKGROUND

                Boston Ventures Limited Partnership VI ("BVLP") is a limited partnership organized in Delaware. Its principal business is investing. Its principal address is One Federal Street, 23rd Floor, Boston, Massachusetts 02110. There are no legal proceedings for which disclosure is required, see cover page Item 5.

                The general partner of BVLP is Boston Ventures Company VI, LLC, a limited liability company organized in Delaware. Its principal business is ownership of a general partnership interest and a limited partnership interest in BVLP. Its principal address is One Federal Street, 23rd Floor, Boston, Massachusetts 02110. There are no legal proceedings for which disclosure is required, see cover page Item 5.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                On April 12, 2001, BVLP purchased from the Issuer, pursuant to a Securities Purchase Agreement (the "Purchase Agreement"), 35,000 shares of Series D Pay In Kind Convertible Preferred Stock for a stated value of $1,000 per share and a warrant to purchase 945,143 shares of Common Stock, $0.001 Par Value at an exercise price of $10.00 per share. The Series D Pay In Kind Convertible Preferred Stock is entitled to an 8% in kind dividend which is payable quarterly and is convertible into Common Stock by dividing the stated value plus any accrued but unpaid dividend by the conversion price, which is $2.955.

                On April 12, 2001, BVLP obtained the $35 million purchase price for its investment through a loan from Fleet National Bank.

        ITEM 4.  PURPOSE OF TRANSACTION.

                The acquisition by BVLP was for investment purposes. BVLP will consider from time to time, based on economic, market and other conditions, the following plans or proposals relating to the Issuer and the purchased securities:

        (i) to acquire shares of Common Stock by exercise of its Warrant and/or to convert its Series D Pay In Kind Convertible Preferred Stock in to shares of Common Stock, if economically advantageous to BVLP;

        (ii) in accordance with the provisions of the Certificate of Designations for the Series D Pay In Kind Convertible Preferred Stock (the "Certificate") and the terms of the Purchase Agreement, BVLP will appoint one member and one observer to the Issuer's board of directors and shall exercise its approval rights, together with the


                               Page 3 of 6 Pages

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                other purchasers of Series D Pay In Kind Convertible Preferred
                Stock, over certain extraordinary activities of the Issuer; and

        (iii) to exercise its right to request the that Issuer register the shares of Common Stock owned by BVLP (whether through conversion of the Series D Pay In Kind Convertible Preferred Stock or by exercise of the Warrant) to be registered under the Securities Act of 1933, as amended, in accordance with the terms of a Registration Rights Agreement by and among the Issuer and the purchasers of the Series D Pay In Kind Convertible Preferred Stock and warrants.

        ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) The aggregate number and percentage of shares of the Issuer's Common Stock beneficially owned by BVLP are 12,789,474 and approximately 20% of the issued and outstanding shares of the Issuer's Common Stock as of March 15, 2001, as disclosed in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on April 13, 2001, plus the shares of Common Stock which would be issued to the purchasers of the Series D Pay In Kind Convertible Preferred Stock and warrants acquired on April 12, 2001 upon conversion of the Series D Pay In Kind Convertible Preferred Stock and exercise of the warrants.

        (b) BVLP has the sole power to vote and dispose of 12,789,474 shares of the Issuer's Common Stock (obtained upon conversion of its 35,000 shares of Series D Pay In Kind Convertible Preferred Stock and exercise of its warrant to purchase 945,143 shares of Common Stock).

        (c) The only transaction effected by BVLP or any of its affiliates in the Issuer's securities is the purchase of the Series D Pay In Kind Convertible Preferred Stock and warrants acquired on April 12, 2001 as described in Item 3 above.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        (a) REGISTRATION RIGHTS AGREEMENT: As described in item 4(iii) above, this agreement executed as of April 12, 2001 by and among the Issuer, BVLP, Nortel Networks, Inc., Carlyle Venture Coinvestment, L.L.C., C/S Venture Investors, L.P., Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., BancBoston Capital Inc., Wood Street Partners I and PNC Capital Corp., gives the investors who purchased Series D Pay In Kind Convertible Preferred Stock and warrants on April 12, 2001, the right (subject to certain conditions) to (i) demand registration of the their shares of Common Stock (whether acquired through conversion of the Series D Pay In Kind Convertible Preferred Stock or by exercise of the warrants), (ii) have their shares of Common Stock included in a registration statement filed by the Issuer and (iii) cause the Company to file a registration statement on form S-3.


                               Page 4 of 6 Pages

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       (b)      CERTIFICATE OF DESIGNATIONS: As described in Item 4(ii) above, this document grants BVLP the right to appoint one member and one observer to the Issuer's board of directors.

       (c) SECURITIES PURCHASE AGREEMENT: As described in Item 4(ii) above, this agreement executed as of April 12, 2001 by and among the Issuer, BVLP, Nortel Networks, Inc., Carlyle Venture Coinvestment, L.L.C., C/S Venture Investors, L.P., Carlyle Venture Partners, L.P., Carlyle U.S. Venture Partners, L.P., BancBoston Capital Inc., Wood Street Partners I and PNC Capital Corp. grants BVLP together with the other purchasers, approval rights over certain extraordinary activities.


        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None.



                               Page 5 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        BOSTON VENTURES LIMITED PARTNERSHIP VI
                        by: Boston Ventures Company VI, LLC, its general partner


Dated:  May 7, 2001     By: /s/ Anthony J. Bolland
                            -------------------------
                            Name:  Anthony J. Bolland
                            Title: Managing Director




                               Page 6 of 6 Pages